Mail Stop 3030
                                                                 December 1,
2017


     Via E-mail
     Gerald Brock
     President
     SkyWolf Wind Turbine Corporation
     156 Court Street
     Geneseo, NY 14454

            Re:    SkyWolf Wind Turbine Corporation
                   Amendment No. 3 to Registration Statement on Form S-1 Filed November 7, 2017
                   File No. 333-218013

     Dear Mr. Brock:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Prospectus Cover Page

     1. Expand your revisions in response to comment 2 in our July 17, 2017 letter to highlight the impact your lack of listing will have on your shares' liquidity where you discuss free tradability, such as here and on page 8.

     Number of shares Outstanding before the Offering, page 9

     2. Revise to ensure that all of your disclosed share issuances reconcile with your disclosed number of shares outstanding. For example, we note that the revised number of shares outstanding does not reconcile with the number of shares outstanding as of the end of
            2016 as disclosed on page F-15 plus the number of shares issued in 2017 as disclosed on page F-23. Also, the number of shares issued in 2017 as disclosed on page 58 does not
 Gerald Brock
SkyWolf Wind Turbine Corporation
December 1, 2017
Page 2

       reconcile with the disclosure on page F-23. Ensure that your disclosure throughout your registration statement consistently reflects your outstanding shares and recent securities sales.

        You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.


                                                            Sincerely,

                                                            /s/ Amanda Ravitz

                                                            Amanda Ravitz
                                                            Assistant Director
                                                            Office of
Electronics and Machinery

cc:    Lee W. Cassidy, Esq.
       Cassidy & Associates